Bluerock Capital Markets, LLC

(a wholly owned Subsidiary of BR Capital Markets, LLC)
(a Massachusetts limited liability company)

Financial Report
December 31, 2019







UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluerock Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of Americas, 32nd Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt (516) 393-5603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC
(Name – *if individual, state last, first, middle name*)

2601 Cambridge Ct. Ste 500	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Paul Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluerock Capital Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President & Chief Compliance Officer

Title

Notary Public

RIMA NABER
Commission # 2301354
Notary Public - California
ORANGE County
My Comm. Expires SEP 11, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bluerock Capital Markets, LLC



Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Officers and Member
Bluerock Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bluerock Capital Markets, LLC as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bluerock Capital Markets, LLC's management. Our responsibility is to express an opinion on Bluerock Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bluerock Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Bluerock Capital Markets, LLC's auditor since 2013.
Auburn Hills, Michigan
February 28, 2020

PRAXITY

1

Bluerock Capital Markets, LLC
Balance Sheet
December 31, 2019

Assets

Cash	$	1,803,433
Accounts receivable		235,869
Prepaid expenses and other assets (Note 2)		1,084,225
Due from Related Party (Note 4)		4,671
Equipment and software - net (Note 5)		248,152
Total Assets	$	3,376,350

Liabilities and Member's Equity

Liabilities		
Accounts payable, accrued, and other liabilities	$	743,704
Due to Related Party (Note 4)		59,162
Payable to commissioned agents		919,987
Total liabilities	$	1,722,853
Member's Equity	$	1,653,497
Total Liabilities and Member's Equity	$	3,376,350

See Notes to Financial Statements

Bluerock Capital Markets, LLC

Note 1 - Nature of Business and Significant Accounting Policies

Organization and Nature of Business - Bluerock Capital Markets, LLC (the "Company"), is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission, for the purpose of conducting business as a broker-dealer in securities. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(1). The Company was formed on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets, LLC (currently the Company's sole member) purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets, LLC purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC.

Basis of Accounting – The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Business Cycle – The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company's circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Cash - For financial statement purposes, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents. The Company periodically holds cash in excess of federally insured amounts.

Accounts Receivable – Accounts receivable are based on current contracts and stated at estimated net amounts due. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible they are charged to operations at the time of such determination.

Equipment and Software - Equipment and software are recorded at cost. Depreciation is computed using straight-line methods for all assets over a period of three to five years.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully

3

Bluerock Capital Markets, LLC

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

Managing Broker Dealer and Marketing and Due Diligence Fees and Expense – The Company recognizes managing broker dealer and marketing and due diligence fees on the trade-date as securities transactions occur. The company acts as principal as it relates to these fees given it is primarily responsible for fulfilling all marketing and due diligence functions related to its offerings. The company in turn pays a portion of these fees to third party broker dealers.

Income Taxes - Income or loss of the Company is allocated wholly to its sole member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the sole member on its income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Commission Financing Agreement

On May 2, 2018, the Company entered into a Commission Financing Agreement with Total Income+ Real Estate Fund, a Delaware Statutory Trust (the "Fund") and ALPS, a wholly owned subsidiary of Kansas City based DST Systems, Inc (the "Distributor") The Fund is a closed-end registered investment company under the Investment Company Act of 1940, as amended, and in the case of certain share classes of the Fund, an investor pays no commission on its purchase, but the Distributor has agreed to pay commissions to the selling broker-dealer pursuant to the Fund's prospectus ("Advanced Commissions"). The Distributor is entitled to receive distribution and shareholder servicing plan fees ("Plan Fees") for a period of time, and contingent deferred sales charges ("CDSCs") as repayment of the Advanced Commissions. Pursuant to the terms of the Commission Financing Agreement, the Company is to assist the Distributor in its efforts by providing for the Advanced Commissions, and the Distributor has assigned its recoupment rights to the Company, such recoupment in the form of Plan Fees and CDSCs payable proportionally over the 12-month period succeeding each Advanced Commission payment. The Plan Fees are based on Fund Net Asset Value ("NAV") and can fluctuate from month to month.

Bluerock Capital Markets, LLC

Note 2 – Commission Financing Agreement
(Continued)

The Company carries the balance of Advanced Commissions net of any recoupment related thereto as a component of "Prepaid expenses and other assets" on the balance sheet. The Advance Commissions are payable monthly on an arrearage basis, but are not included as a component of Accounts Payable, accrued or other liabilities as of the balance sheet date because the Advanced Commissions do not meet the true definition of a liability as it is the liability of ALPS, and not the liability of the Company.

As of December 31, 2019, the Company paid total Advanced Commissions of $4,945,883, of which $4,276,975 has been recouped through Plan Fees, resulting in $668,909 in future recoupment, which is presented as a component of Prepaid expenses and other assets on the balance sheet.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $383,343, and net capital requirements of $102,360. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 4.00 to 1.

Note 4 - Related Party Transactions

For the year ended December 31, 2019, substantially all of the Company's revenues, were earned from investor transactions in various investment funds related to the Company by common control.

As of December 31, 2019, the Company is due reimbursable expenses in the amount of $4,671 from a related entity through common ownership and owes expenses in the amount of $59,162 to a related entity through common ownership.

For the year ended December 31, 2019, the Company expensed $431,846 to Bluerock Real Estate Holdings, LLC, an entity related by common control, for shared office space in Michigan and New York, use of personnel, and certain overhead expenses. These costs are included in general and administrative expenses on the statement of operations.

Bluerock Capital Markets, LLC

Note 4 – Related Party Transactions
(Continued)

For the year ended December 31, 2019, the Company's member, BR Capital Markets, LLC, made contributions of cash in the amount of $14,205,000 to the Company.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

Note 5 - Equipment and Software

Major classes of property and equipment are as follows:

	Amount	Depreciable Life - Years
Computers and equipment	$ 120,166	3-5
Furniture and fixtures	31,090	5
Leasehold improvements	12,327	5
Computer software	24,259	5
Leased office space under operating leases	187,454	4
Total Cost	$ 375,296	
Accumulated Depreciation	(127,144)	
Net equipment and software	$ 248,152	

Depreciation expense was $27,028 for the year ended December 31, 2019.

Repairs and maintenance costs are charged to expense as incurred. All repairs or maintenance that increases the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 6 -Leases

The Company occupies office space at 4100 Newport Place, Suite 710 and 720 in Newport Beach, under lease agreements through January 31, 2022.

Bluerock Capital Markets, LLC

Note 6 – Leases
(Continued)

Minimum future rental payments under non-cancelable operating leases are as follows:

Years Ending	Rental Payments
12/31/2020	$ 103,555
12/31/2021	106,389
12/31/2022	8,887
Total future lease payments	$ 218,831
Less Imputed Interest	31,377
Lease Liability	$ 187,454

Note 7 - Adoption of New Accounting Standards

As of January 1, 2019, the company has adopted ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The Company applied a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company reviewed all contracts related to this standard and determined the present value of the lease payments. The impact of adoption was not material and had no impact on the results of operations.

Note 8 – Economic Dependency

The Company is dependent on related entities, properties, and equity offerings, for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue from other sources.

Bluerock Capital Markets, LLC

Note 9 – Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, the date on which the financial statements were available to be issued for possible recognition or disclosure in the financial statements.